Mail Stop 6010

February 15, 2007

Mr. John Adamovich
Senior Vice President and Chief Financial Officer
Aeroflex Incorporated
35 South Service Road
P.O. Box 6022
Plainview, NY 11803

> **Re:** **Aeroflex Incorporated**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 19, 2006**
> **File No. 001-08037**

Dear Mr. Adamovich:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant